Teachers Insurance and Annuity Association of America

730 Third Avenue

New York, NY 10017-3206

September 8, 2014

VIA EDGAR AND FACSIMILE

Ms. Kristi Marrone

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	TIAA Real Estate Account
Form 10-K for the year ended December 31, 2013 (the “Form 10-K”)
Filed on March 13, 2014
(File No. 033-92900)

Dear Ms. Marrone:

This letter is submitted on behalf of TIAA Real Estate Account (the “Registrant” or “Account”) in response to the comment letter dated August 18, 2014 from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”). For your convenience, each comment has been reproduced in italics below, together with the Company’s response thereto.

Item 2. Properties, page 22

1. We note your disclosure in footnote (2) on page 25 that annual average base rent per lease square foot is based on “total contractual rent for leases existing as of December 31, 2013.” Please also quantify the effect of any tenant concessions, such as free rent, in your disclosure or explain to us why such information is not material.

The Account is an insurance separate account of Teachers Insurance and Annuity Association of America (“TIAA”) under New York Insurance Law and is considered an investment company under the Financial Accounting Standards Board Accounting Standards Codification 946 Financial Services Investment Companies (“ASC 946”). In accordance with ASC 946 the Account measures its investments, inclusive of real estate, at fair value. The concept of measuring the Account’s real estate investments at fair value incorporates the use of an income approach1 which, among other items, utilizes a discounted cash flow. This concept effectively incorporates tenant concessions (such as free rent, stepped rent, etc.); therefore such concessions are not recorded as part of income until the rent payments are earned per the lease agreement. This process matches the Account’s appraisal methodology which factors in future rental income as a component of the determination of a property’s fair value. Accruing for such tenant concessions would in essence account for the same item twice (i.e., once in the property’s

1 As disclosed in Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis to the consolidated financial statements.

Ms. Kristi Marrone

U.S. Securities and Exchange Commission

September 8, 2014

valuation and again in accounts receivable/other assets). As the fair value of the Account’s real estate investments effectively incorporate tenant concessions, rental income does not include such concessions. As such the referenced disclosure is based on contractual rents as such rents are anticipated to be recorded in the Account’s rental income.

Office Properties, page 28

2. In future Exchange Act periodic filings, as applicable, please revise your tables of lease expirations on pages 28-29 to include (i) the number of tenants whose leases will expire, (ii) the annual rental represented by such leases and (iii) the percentage of gross annual rental represented by such leases. In addition, please provide the information for each of the ten years, starting with the year in which the Form 10-K is filed. Finally, please explain to us why the total for the percentage of total rentable area of properties represented by expiring leases columns does not equal 100%.

In future filings of the Account’s Annual Report on Form 10-K the Account will include (i) the number of tenants whose leases will expire, (ii) the annual rental income represented by such leases and (iii) the percentage of annual rental represented by such leases for each of the ten years.

The total rentable area of properties represented within the tables does not sum to 100% as the information disclosed is representative of total rented area (not inclusive of month to month rentals) as a percent of total rentable area at the time of the disclosure. The Account will add disclosure to this fact in its future filings.

3. We note that leases representing 8% or more of your total rentable area of your office, industrial and retail properties are expiring at the end of 2014. In future Exchange Act periodic filings, as applicable, please discuss the relationship between market rents and expiring rents.

In future filings of the Account’s Annual Report on Form 10-K the Account will include discussions as it relates to the relationship between market rents and expiring rents.

Commercial (Non-Residential) Properties, page 26

4. We note your disclosure on page 26 regarding your leasing results. In future Exchange Act periodic filings, as applicable, please revise to include a more detailed discussion of leasing activity during the reporting period for your office, industrial and retail properties. Please provide a roll forward of beginning year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. Please include a discussion of tenant improvement costs and leasing commissions for both new leases and for new renewals on a per square foot basis.

Ms. Kristi Marrone

U.S. Securities and Exchange Commission

September 8, 2014

In future filings of the Account’s Annual Report on Form 10-K the Account will include disclosure as it relates to the Account’s vacant space at the beginning of the fiscal year to which the Annual Report relates, as well as relates to leasing activity throughout such year.

With respect to the Staff’s request to include tenant improvements and leasing commissions, we believe these amounts are not meaningful as these expenses are contemplated in the fair value of the Account’s real estate investments (please see our response to the Staff’s first comment above). While the Account does incur certain amounts for tenant improvements and leasing commissions as part of its leasing process, these capital costs are incorporated into the overall process in determining the fair value of the Account’s real estate investments, impacting net income accordingly.

Further such amounts in the aggregate are reflected within the Account’s consolidated statement of cash flows, and, as applicable commitments for tenant improvements are disclosed within the notes to the consolidated financial statements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Office, page 38

5. We note your disclosure detailing the impact of forecasted reductions in average vacancy from two tenants entering into leases in the San Francisco and Seattle markets during 2014. Please balance this disclosure with information elsewhere in your filing detailing your office properties’ lease expirations, for which 11.3% of total office properties’ rentable area will expire in 2014.

The forecasted reductions discussed as it relates to the San Francisco and Seattle markets are prospective based on tenants that have executed leases subsequent to December 31, 2013 (but prior to the date of filing the Annual Report on Form 10-K), whereas the disclosure on page 28 is based on contracts that were in place as of December 31, 2013. The Account discloses its methodology of determining lease percentages at the top of page 22 under The Properties – in General section preceding the tables stating:

“The Account calculates the percent leased or vacant as a percentage of a property’s net rentable square footage that is under contractual lease obligation in effect at the end of the period.”

Results of Operations, page 46

6. We note your disclosure on pages 46-47 regarding net real estate income. Please tell us if management evaluates the period to period changes in your same store/property performance. If so, please discuss such evaluation and clearly define the same store/property pool in future Exchange Act reports, as applicable. Please also address the relative impact of occupancy and rental rate changes on the same store/property performance, as applicable.

Ms. Kristi Marrone

U.S. Securities and Exchange Commission

September 8, 2014

The Account incorporates many data points to analyze fundamental trends of its real estate investments, among them are the periodic review of same-store performance. However the analysis of same-store performance focuses on current income which is considered less meaningful, as the Account’s primary focus is the change in an investment’s fair value and the potential for long-term value creation, which supports the Account’s investment objective2. The fair value of the Account’s real estate investments are primarily impacted by items such as capitalization rates and market rents. The use of capitalization rates and their impacts are more fully disclosed in the notes to the Account’s consolidated financial statements3. In future filings of the Account’s Annual Report on Form 10-K the Account will include information within the Account’s “Real Estate Market Conditions and Outlook” section regarding market rents from a geographic and asset class perspective, to the extent available from public sources.

Exhibit 31

7. In future periodic filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer are in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

We will ensure in future filings the certifications are in the exact form as required by Item 601(b)(31) of Regulation S-K.

We are more than happy to discuss these responses. If you have any questions, please feel free to call me at (704) 988-5244.

Very truly yours,

/s/ Phillip G. Goff,

Senior Vice President and

Corporate Controller

cc:	Virginia M. Wilson,
Executive Vice President and Chief Financial Officer
Teachers Insurance and Annuity Association of America

2 The Account seeks favorable long-term returns primarily through rental income and appreciation of real estate and real estate-related investments owned by the Account. The Account will also invest in non-real estate-related publicly traded securities and short-term higher quality liquid investments that are easily converted to cash to enable the Account to meet participant redemption requests, purchase or improve properties or cover other expense needs.

3 Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis to the consolidated financial statements.